SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended June, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

This press release was issued overnight in the US.

20 June, 2011

BP AGREES TO SETTLEMENT WITH WEATHERFORD
OF POTENTIAL CLAIMS BETWEEN THE COMPANIES
RELATED TO THE DEEPWATER HORIZON ACCIDENT

BP today announced that it has reached agreement with Weatherford U.S., L.P.  ("Weatherford") to settle potential claims between the companies related to the Deepwater Horizon accident. BP and Weatherford have agreed to mutual releases of potential claims against each other, and BP has agreed to indemnify Weatherford for compensatory claims resulting from the accident, including claims brought relating to pollution damage stemming from the accident. BP's indemnity excludes civil, criminal or administrative fines and penalties, claims for punitive damages, and certain other claims. The agreement is not an admission of liability by any party regarding the accident.

Weatherford has become the second party in the last month to join BP in acknowledging findings by the Presidential Commission that the Deepwater Horizon incident was the product of complex causes involving multiple parties. Weatherford is the first of BP's contractors to formally agree with BP that the entire industry can and should learn from the Deepwater Horizon incident. Accordingly, Weatherford has committed to working with BP to take actions to improve processes and procedures, managerial systems, and safety and best practices in offshore drilling operations. BP and Weatherford will encourage other companies in the drilling industry to join them in this improvement and reform effort.

Weatherford and BP have concluded that entering into this settlement is in their mutual best interests. Under the settlement and indemnity agreement, Weatherford, which manufactured the float collar used in the well, will pay BP $75 million. BP will immediately apply the payment to the $20 billion trust it established to meet individual, business and government claims, as well as the cost of the Natural Resource Damages.

"This settlement allows BP and Weatherford to put our legal issues behind us and move forward together in strengthening processes and procedures, safety, and best practices in offshore drilling," said BP America Chairman and President Lamar McKay. He added, "We are gratified that in the wake of the reports issued by the Presidential Commission and the United States Coast Guard, some of the companies involved in the Macondo well have stepped forward to recognize the findings of those investigations and help to fund the economic and environmental restoration of the Gulf."

BP is working to ensure that the other parties involved in the Macondo well - notably, Transocean, which owned and operated the Deepwater Horizon rig; Halliburton, which designed and pumped the unstable cement that the Presidential Commission found was a key cause of the accident; and Anadarko, which owned 25 percent of the project - contribute appropriately. From the outset, BP has committed to paying all legitimate claims and fulfilling its obligations to the Gulf communities under the Oil Pollution Act. To date, BP has paid more than $6 billion in claims.

In addition, BP has already taken steps to further strengthen safety and risk management across the company, including the creation of a new S&OR organization, the restructuring of its exploration and production operations, and the adoption of new standards and reward systems.

Further information:

BP US Press Office, Houston:  +1 281 366 4463

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.

(Registrant)

Dated: 21 June  2011

/s/ D. J. PEARL

...............................

D. J. PEARL

Deputy Company Secretary